November 20, 2025

Christoph Antz
Chief Executive Officer
Veraxa Biotech Holding AG
Talacker 35
8001 Zurich, Switzerland

Adeel Rouf
Chief Executive Officer
Voyager Acquisition Corp./Cayman Islands
131 Concord Street
Brooklyn, NY 11201

       Re: Veraxa Biotech Holding AG
           Amendment No. 2 to Registration Statement on Form F-4
           September 29, 2025
           File No. 333-289108
Dear Christoph Antz and Adeel Rouf:

     We have reviewed your amended registration statement and have the following comments.

        Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Amendment 2 to Form F-4 filed on September 29, 2025
Our Dual-Targeting/AND-Gate Concept, page 231

1. We note your response to prior comment 24 and reissue in part. Please revise the graphic appearing on page 231 to remove the arrows implying that your product candidates will be safer and more effective than approved therapies. November 20, 2025
Page 2
Our Pipeline, page 268

2. Please revise your pipeline table to condense the preclinical phases to no more than two columns. In addition, the progress arrow for VX-A901 indicates that Phase II in underway. However, disclosure elsewhere in the prospectus states that further evaluation in a Phase II study is planned, suggesting that Phase II has not yet commenced. Please revise the table as necessary so that the progress arrows accurately depict the current state of development for each product candidate. Please also revise to clarify if there is an active IND for this trial.
3. We note your response to prior comment 32 and reissue. Please further revise your statement claiming that your DAR 4 anti-HER2 ADC showed "efficacy" comparable to Enhertu, as it improperly implies this candidate will be successful in clinical trials.
       We would not object to disclosure presenting the objective data observed in the study without making conclusions as to the efficacy of your product candidate. Partnerships And Collaborations, page 277

4. We note in your response that you will file the Hemibody license agreement with
       Cherry Biolabs GmbH in a subsequent amendment. Please also revise this section to include a description of the Hemibody license agreement and ensure that you disclose the rights and obligations of both parties, any term and termination provisions, aggregate amounts paid or due under these agreements and any amounts paid to date.
Company Management's Discussion and Analysis of Financial Condition and Results of
Operations
Results of Operations
Research and Development Expenses, page 305

5. We note your response to comment 36. Please revise your filing to disclose if you track any of your research and development costs by product candidate. To the extent you track any your research and development costs by product candidate, revise to also provide a breakdown of the tracked amounts for each period presented. To the extent you do not track any of your research and development costs by product candidate, disclose that fact and explain why not. To the extent you begin tracking your costs by product candidate in future periods, confirm you will provide a breakdown at that point.

       Please contact Tara Harkins at 202-551-3639 or Kevin Vaughn at 202-551-3494 if
you have questions regarding comments on the financial statements and related matters. Please contact Tyler Howes at 202-551-3370 or Chris Edwards at 202-551-6761
with any other questions.



                                                              Sincerely,

                                                              Division of
Corporation Finance
                                                              Office of Life
Sciences
 November 20, 2025
Page 3
cc:   Andrew Tucker, Esq.
      Michael J. Blankenship, Esq.